BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF SA ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, the credit rating agency Moody’s reaffirmed the Company's rating on the global corporate scale at "Ba2", while updating its outlook from “positive” to “stable”. According to the aforementioned report, the update reflects the Company’s operating environment in the quarter, which led to a weaker-than-expected performance in the first quarter of 2022.

The company reiterates that it continues to act with discipline in optimizing its capital structure, reducing its leverage ratio and sustaining a prudent liquidity position.

São Paulo, June 20, 2022

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A